Troutman Pepper Hamilton Sanders LLP Troutman Pepper Building, 1001 Haxall Point Richmond, VA 23219 troutman.com

Susan Stoops Ancarrow D 804.697.1861 susan.ancarrow@troutman.com	Seth A. Winter D 804.697.2329 seth.winter@troutman.com

August 17, 2020

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Eric Envall

Re:	Pinnacle Bankshares Corporation
Registration Statement on Form S-4
Filed July 2, 2020
File No. 333-239666

Dear Mr. Envall:

We are submitting this letter on behalf of Pinnacle Bankshares Corporation (“Pinnacle”) in response to the comments from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) received by letter dated July 29, 2020 (the “Staff Letter”) relating to Pinnacle’s Registration Statement on Form S-4 (File No. 333-239666) (the “Registration Statement”).

Pinnacle is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects changes made in response to the Staff Letter and certain other changes. We are also sending the Staff a copy of this response letter, along with marked copies of Amendment No. 1 to show all changes from the Registration Statement

For ease of reference, we have incorporated the comments from the Staff Letter into this letter in italics, numbered to correspond to the numbering used in the Staff Letter and followed by Pinnacle’s response. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

Form S-4 Filed July 2, 2020

Cover Page

1.

We note that you have indicated on the cover page and elsewhere in the document that you qualify as an “emerging growth company.” Please provide us with your legal analysis as to why you qualify as an EGC. As part of that analysis, please address the

Securities and Exchange Commission August 17, 2020 Page 2

impact that selling shares under Form S-8 (333-63361) and Form S-8 (333-115623), both of which were effective prior to December 8, 2011, have on that qualification. Please refer to Question 2 of “Jumpstart Our Business Startups Act Frequently Asked Questions” available at https://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm for further guidance.

RESPONSE: Pinnacle respectfully submits that it qualifies as an EGC pursuant to Question 54 of the Jumpstart Our Business Startups Act (the “JOBS Act”) Frequently Asked Questions issued by the Division of Corporation Finance (the “FAQs”).

The Staff correctly notes that Pinnacle filed two registration statements on Form S-8 prior to December 8, 2011, the effective date for EGC status determinations under the JOBS Act. Pinnacle offered shares of stock under its 1997 Incentive Stock Plan pursuant to a registration statement on Form S-8 (333-63361) and its 2004 Incentive Stock Plan pursuant to a registration statement on Form S-8 (333-115623).

From 1998 to 2012 Pinnacle’s common stock was registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Pinnacle filed periodic and current reports with the Securities and Exchange Commission (the “Commission”) pursuant to Sections 12 and 15(d) of the Exchange Act.

The JOBS Act was enacted on April 5, 2012 and, among other changes, reduced the thresholds for reporting companies to deregister their common stock under Section 12(g) of the Exchange Act. As a result of the JOBS Act, Pinnace became eligible to deregister its common stock and began that process in September 2012 by filing a Form 15 pursuant to Rule 12g-4(a)(l), which terminated the registration under Section 12 of Pinnacle’s common stock.

In December 2012, Pinnacle still had three effective registration statements: the two registration statements on Form S-8 discussed above, and a registration statement on Form S-3D (333-69321) with respect to Pinnacle’s Amended and Restated Dividend Reinvestment Plan (the “DRIP”). On December 20, 2012, Pinnacle filed a post-effective amendment with respect to each of its registration statements on Form S-8, in each case to terminate the registration statement and to deregister all shares of Pinnacle’s common stock that remained unissued under the stock incentive plans, and with respect to its registration statement on Form S-3D to terminate the registration statement of the DRIP and deregister all shares of Pinnacle’s common stock that remained unissued under the DRIP.

As of January 1, 2013, Pinnacle was a bank holding company with approximately 355 holders of record with no effective registration statements under the Securities Act of 1933, as amended (the “Securities Act”) filed with the Commission. On January 2, 2013, Pinnacle filed a Form 15 pursuant to Rule 15d-6 which, pursuant to Section 15(d)

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of the Exchange Act, suspended Pinnacle’s duty to file periodic and current reports under the Exchange Act. As required, Pinnacle filed its Annual Report on Form 10-K for the year ended December 31, 2012 on March 27, 2013, and thereafter has not filed, and not been required to file, any Exchange Act reports with the Commission.

Question 54 of the FAQs states that “[i]f an issuer would otherwise qualify as an emerging growth company but for the fact that its initial public offering of common equity securities occurred on or before December 8, 2011, and such issuer was once an Exchange Act reporting company but is not currently required to file Exchange Act reports, then we would not object if such issuer takes advantage of all of the benefits of emerging growth company status for its next registered offering and thereafter, until it triggers one of the disqualification provisions in Sections 2(a)(19)(A)-(D) of the Securities Act.

Pinnacle satisfies the standard set forth by the Division of Corporation Finance in Question 54 of the FAQs. Pinnacle meets the definition of EGC contained in Section 2(a)(19) of the Securities Act because Pinnacle had total revenues during its last fiscal year ended December 31, 2019 of $24,862,000, 1 significantly less than the inflation-adjusted threshold of $1.07 billion for EGC status. Although Pinnacle’s first sale of common equity securities pursuant to an effective registration statement under the Securities Act occurred before December 8, 2011, 2 and Pinnacle was previously an Exchange Act reporting company, Pinnacle has not been required to file Exchange Act reports since 2013.

Pinnacle respectfully submits that the significant amount of time between its Exchange Act deregistration in 2013 and filing the Registration Statement in 2020 clearly demonstrates that Pinnacle did not cease to be a reporting company for the purpose of conducting a registered offering as an EGC. Further, the Commission has not revoked the registration of any class of securities of Pinnacle pursuant to Section 12(j) of the 1934 Act, and none of the disqualifying provisions in Sections 2(a)(19)(A)-(D) of the Securities Act have occurred with respect to Pinnacle.

Cautionary Statement Regarding Forward-Looking Statements, page 30

2.

Please delete the references to the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act, as it does not apply to statements made by companies that are not reporting companies under section 13(a) or 15(d) of the Securities Exchange Act. See paragraph (a)(1) of Section 27A of the Securities Act of 1933.

[1]	For Pinnacle, calculated as the sum of (a) total interest income of $20,239,000 and (b) total noninterest income of $4,623,000.

[2]

Question 2 of the FAQs makes clear that a company’s “first sale of common equity securities” may include offering common equity pursuant to an employee benefit plan on a Form S-8, such as the registration statements on Form S-8 (333-63361; 333-115623) filed by Pinnacle in 1998 and 2004, respectively.

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RESPONSE: In response to the Staff’s comment, we have revised the disclosure beginning on page 30 of Amendment No. 1 to delete the reference to the Private Securities Litigation Reform Act and any safe harbor protections thereunder.

Opinion of Virginia Bank’s Financial Advisor, page 76

3.

Please revise this section to disclose the compensation Janney received from Virginia Bank for its services. Please also provide the compensation Performance Trust received from Pinnacle for its services. Refer to Item 4(b) of Form S-4.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on pages 77 and 92 of Amendment No. 1 regarding compensation Janney received from Virginia Bank and compensation Performance Trust received from Pinnacle.

Employment with Pinnacle Following the Merger, page 94

4.	Please revise this section to include the material terms of the new employment agreement with Messrs. Merricks and Oakes.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 95 of Amendment No. 1 regarding the material terms of the employment agreements between Messrs. Merricks and Oakes and Pinnacle effective upon completion of the merger.

Information about the Effects of and Responses to COVID-19

Pinnacle, page 116

5.

We note disclosure on page 116 that approximately 8.7% of Pinnacle’s loans have been granted deferrals in connection with their COVID -19 pandemic loan deferral program. Please revise, either in Pinnacle’s Management’s Discussion and Analysis section or in the notes to the financial statements, to provide an enhanced discussion or tabular presentation of the composition of loans included in this deferral program along with any disclosures of loan concentrations in any of the primary segments of their loan portfolio. Please also consider providing additional information about these loan deferrals as applicable, such as nature and duration of deferrals, how you account for and present these loan deferrals, etc. to the extent possible.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on pages 189 and 190 of Amendment No. 1 to provide an enhanced discussion of and select tabular presentations regarding Pinnacle’s short-term loan deferral program, including the composition of loans included in this program, the duration of deferrals and accounting policies applicable to these deferrals.

Securities and Exchange Commission August 17, 2020 Page 5

Virginia Bank, page 116

6.

We note disclosure on page 117 that Virginia Bank has accommodated requests for payment deferrals with respect to approximately $12.5 million of loans and total deferrals approximate 9% of their loan portfolio. Please revise, either in Virginia Bank’s Management’s Discussion and Analysis section or in the notes to the financial statements, to provide an enhanced discussion or tabular presentation of the composition of loans that have been granted deferrals in connection with the COVID -19 pandemic loan deferral program along with any disclosures of loan concentrations in any of the primary segments of their loan portfolio. Please also consider providing additional information about these loan deferrals as applicable, such as nature and duration of deferrals, how you account for and present these loan deferrals, etc. to the extent possible.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 128 of Amendment No. 1 to provide an enhanced discussion of and select tabular presentations regarding Virginia Bank’s short-term loan deferral program, including the composition of loans included in this program, the duration of deferrals and accounting policies applicable to these deferrals.

Thank you for your consideration of our response. If you have any questions or require additional information, please do not hesitate to contact us at the phone numbers or addresses set forth above.

Very truly yours,

Susan Stoops Ancarrow	Seth A. Winter